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04045370

September 30, 2004

Dr. Johannes K. Gäbel
(212) 506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SEC MAIL PROCESSING
RECEIVED
OCT 05 2004
WASH. D.C. 208 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press release which has been published by the Company since our last submission of September 15, 2004.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel

U.S. Authorized
Representative

PROCESSED
OCT 06 2004
THOMSON
FINANCIAL

Enclosure

Press Information

Flughafen Wien AG: Tariff reform brings major cost advantages for airlines

An average reduction of 16% in landing fees will further strengthen the hub function and competitive advantage of Vienna International Airport. Airlines will profit from lower tariffs, and passengers can expect an even larger offering.

Vienna International Airport will introduce a new tariff structure as of 1 October 2004. The landing tariff will be reduced by an average of 16%, and parking fees for aircraft will be eliminated between 10.00 pm and 6.00 am.

In a separate action, the passenger tariff will increase by EUR 0.93 to EUR 13.50. Flughafen Wien AG will also eliminate the regional tariff, in keeping with a long-standing requirement of the International Air Transport Association (IATA).

In order to further strengthen its function as an East-West hub, Vienna International Airport is offering airlines a high frequency incentive that will reduce costs by up to 40%. Frequencies of seven, 14 and 21 weekly flights to destinations in Eastern Europe will bring a 20, 30 and 40% refund of landing tariffs. Three, five and seven frequencies are required to receive this incentive for long-haul routes.

These measures – the tariff reform and the high frequency incentive – reflect a tariff reduction of roughly EUR 3 million in 2004 and 3% in 2005.

This new tariff structure represents an important step in improving the position of Vienna International Airport", commented **Herbert Kaufmann**, member and speaker of the Management Board. "The reduction in fixed costs and bonus system will create an attractive tariff package for the airlines, and we are taking on part of the occupancy risk for our customers. We expect these steps will provide a further growth impulse for our airport and an even better offering for our passengers."

Flughafen Wien AG recorded an 18% increase in passengers during the first eight months of this year. The number of passengers is forecasted to total 14.65 million for 2004, which represents a plus of 1.8 million over the prior year.

For additional information contact: Hans Mayer (+43-1-)7007-23000

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